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                                                                   Exhibit 23.2

                          Independent Auditors' Consent

The Board of Directors
PCA International, Inc.:

We consent to the use of our report dated March 6, 2000, except for Note 11, as to which the date is June 7, 2002, and Note 12, as to which the date is June 27, 2002, with respect to the consolidated statement of operations, shareholders' deficiency and comprehensive loss, and cash flows of PCA International Inc. and subsidiaries for the year ended January 30, 2000, included herein and to the reference to our firm in the first sentence under the heading "Changes in Accountants" and to the reference to our firm under the headings "Selected Financial Data" and "Experts" in the prospectus.

/s/ KPMG LLP


Charlotte, North Carolina
October 22, 2002